February 9, 2015

Via EDGAR

Mr. Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Re:	China Digital TV Holding Co., Ltd.
Form 6-K furnished November 10, 2014
File No. 001-33692

Dear Mr. Krikorian:

China Digital TV Holding Co., Ltd. (the “Company”) has received the comment letter (the “Comment Letter”), dated February 5, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), relating to the Company’s response letter dated January 8, 2015. The Company wishes to thank you and the other members of the Staff for providing us with your helpful comments.

The Company notes that the Staff has requested that the Company either (i) respond to the comments within ten business days from the date of the Comment Letter or (ii) inform the Staff as to when the Company will provide responses to the Comment Letter. The Company has carefully reviewed and considered the comments, and is in the process of preparing responses to these comments. The Company will use its best efforts to submit a response letter within the requested ten-business day period. However, the Company respectfully advises the Staff that it may not be able to submit its responses within that time frame due to, among other things, the upcoming Chinese New Year holiday period in China from February 18 through 24, and respectfully requests for an extension of the response period to March 18, 2015. The Company would be grateful if the Staff could accommodate this request.

Please also be advised that (i) Ms. Qian Yue has assumed the position of Acting Chief Financial Officer of the Company beginning from January 2015, and (ii) Clifford Chance (no longer Sullivan & Cromwell) is currently advising the Company on U.S. securities law compliance matters (including addressing the Staff's comments set forth in the Comment Letter). Please contact the undersigned (tel: +8610-6297-1199 x 6172; e-mail: yueqian@novel-supertv.com), or Mr. Liu Fang of Clifford Chance (tel: +852-2825-8919; fax: +852-2825-8800; email: fang.liu@cliffordchance.com), with any questions you may have.

Thank you again for your time.

Sincerely,

/s/ Qian Yue

Qian Yue
Acting Chief Financial Officer

cc:	Ms. Laura Veator
(Securities and Exchange Commission)

Liu Fang, Esq.
(Clifford Chance)

Ms. Elsie Zhou
(Deloitte Touche Tohmatsu Certified Public Accountants LLP)